Exhibit 99.1

510 Burrard St, 3rd Floor
Date: April 6, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Kelso Technologies Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 01, 2017
Record Date for Voting (if applicable) :	May 01, 2017
Beneficial Ownership Determination Date :	May 01, 2017
Meeting Date :	June 08, 2017
Fairmont Hotel Vancouver
Meeting Location (if available) :	900 West Georgia Street
Vancouver, B.C. Canada V6C 2W6
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	48826D201	CA48826D2014

Sincerely,

Computershare
Agent for Kelso Technologies Inc.